

Mail Stop 3561

June 26, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Timothy F. Lockinger
Chief Financial Officer
American Wagering, Inc.
675 Grier Drive
Las Vegas, Nevada 89119

> **Re:** **American Wagering, Inc.**
> **Form 10-KSB for the year ended January 31, 2007**
> **File No. 000-20685**

Dear Mr. Lockinger:

We have reviewed your filing and have the following comments. We think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended January 31, 2007

Financial Statements

Note 1 – Nature of Operations and Background Information

Net Income per Common Share, page 36

1.   Please revise your presentation to include a reconciliation of both the numerators and denominators of the basic and diluted earnings per share calculations for each period an income statement is presented, as required by paragraph 40 (a) of SFAS 128. Please explain in your response how the measure of diluted weighted average common shares outstanding is less than basic common shares outstanding in 2007. Consideration should also be given to providing Exhibit 11 pursuant to Item 601 of Regulation S-B.

2.   Please revise your disclosure to include, for each year an income statement is presented, the securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive. Refer to the guidance in paragraph 40 (C) of SFAS 128.

Note 3 – Long Term Debt, page 37

3.   Please explain to us via tabular reconciliation in your response how the amounts presented in your table here reconcile in total and by individual caption to the amounts discussed in your narrative below the table.

Note 4 – Series A Preferred Stock, page 38

4.   We note that certain preferred shares are classified as liabilities because they may be put to the company for redemption at any time. We assume that the redemption price does not include the value of any cumulative undeclared dividends and interest that have accumulated on these shares. Please confirm or supplementally explain whether or how you account for these accumulated amounts.

Note 5 – Capital Stock and Stock Options, page 39

5.   Refer to the related disclosure presented on page 36. Please explain to us why you have chosen to calculate the volatility factor used in your Black-Scholes

calculation "over the past year." Include in your response how you considered the expected term of options granted in your decision. Refer to paragraph A18 (d), A20-22, and A32 of SFAS 123(R).

Note 9 – Business Segments, page 43

6.   Please revise your document to present all reconciliations required by paragraph 32 of SFAS 131. Specifically, it is unclear how you have satisfied the requirement to reconcile your reportable segments' revenues, net income, and assets to the corresponding consolidated amounts as presented in the financial statements. While we note that combined segment revenues and segment operating results tie directly to the consolidated income statement, combined assets and capital expenditures do not. With regard to capital expenditures, please tell us how these totals reconcile to your cash flow disclosures. Finally, please tell us how the acquisition of Sturgeon's is presented in the cash flow statement.

Note 11 – Acquisition of Sturgeon's, page 45

7.   We note from your Form 8-K/A filed May 16, 2006, that you determined the acquisition of Sturgeon's not to be significant to a level where provision of any year's audited financial statements would be required. Please provide us with the computation of significance under Item 310 (c)(2) of Regulation S-B and your analysis of all three tests as performed under Item 310(c)(3) of Regulation S-B. We may have further comment on your response.

8.   Please clarify the apparent discrepancy between your discussion of indebtedness here related to the Sturgeon's acquisition and that contain in Note 3. Specifically, although it appears from the information contained in this footnote that the $300,000 Salerno advance has since been repaid, its exclusion from the debt footnote in the context of the acquisition discussion in confusing. Also, please address how the $200,707 discussed in your debt footnote was originated as it is currently unclear whether such debt was acquired in the Sturgeon's transaction. Finally, identify "ITG", tell us why you disclosed these contracts under long-term debt, and explain how their balance of $200,707 has been classified and presented in your balance sheet.

9.   As a related matter, you have not provided the disclosures required by paragraphs 51 (b) and (e) of SFAS 141. Specifically, please revise your disclosure to explain the primary reason for your acquisition, and include a condensed balance sheet disclosing the amount assigned to each major asset and liability caption of the acquired entity on the acquisition date. The condensed balance sheet should

summarize the purchase price, and include indebtedness and other liabilities assumed (shown on separate lines) as part of the total consideration paid.

10. We note your disclosure here that your asset valuation was "corroborated" by an independent third party appraisal. Such disclosure assigns responsibility for the valuation and assignment of costs to an individual other than management, an "expert." As such, this expert must be explicitly named in your document and a consent from such expert must be filed under Exhibit 23. Refer to Item 601 of Regulation S-K. Please revise your document to either name such third party and provide their consent under exhibit 23, or remove this reference and all other similar references throughout your filing.

11. Your discussion on page 46 that indicates that management attributes the negative goodwill to the value of the land acquired, but that SFAS 141 requires you to perform a pro-rata write-down is inappropriate as financial statement disclosure should only include valuation techniques and assertions that are consistent with generally accepted accounting principals. Your assertion that the negative goodwill is attributable only to land is not in accordance with GAAP and is confusing. As such, please eliminate this assertion from your discussion of value assignments.

12. Further, you state that as all assets were reduced on a pro rata basis as a result of the negative goodwill, no unallocated negative goodwill remained to be recognized as an extraordinary gain from the acquisition of Sturgeon's nor was any portion of the purchase price available for allocation to future operations. Please also eliminate this discussion as it implies allocation of negative goodwill to an extraordinary gain and allocation of purchase price to "future operations" might be permissible in these circumstances and therefore it is confusing.

Financial Statement Schedule

13. In accordance with the requirements of Rule 5-04 of Regulation S-X, please provide Schedule II (Valuation and Qualifying Accounts), if applicable. In this regard, among other items that may be required, the schedule should include data for all periods for the following valuation and qualifying accounts, as applicable and if significant: (1) allowance for doubtful accounts receivable; (2) reserves for excess and obsolete inventories; (3) reserves for sales allowances, discounts, rebates and other adjustments. Also, please ensure that such schedule is examined and covered by the independent accountant in their audit report.

Form 10-QSB for Quarter Ended April 30, 2007

Management's Discussion and Analysis

Results of Operations, page 13

14.   In periodic filings, beginning with your next Form 10-QSB, please also address comparative profitability measures by segment. To the extent practicable, your discussions should enable the reader to distinguish between known trends, events or uncertainties that have had or are reasonably likely to have a material impact upon revenues or profitability and events and transactions that are unusual or infrequent.

Item 3A (T). Controls and Procedures, page 17

15.   You state that Mr. Salerno concluded that disclosure controls and procedures were not sufficiently effective at the end of the first quarter of fiscal 2008. Please tell us and disclose on an ongoing basis, as applicable, how you and your accountants were able to obtain assurance that your unaudited interim financial statements may be relied upon.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief